Exhibit 99.2

TENTH SUPPLEMENTAL INDENTURE (this “Tenth Supplemental Indenture”), dated as of July 10, 2012, among Navios Maritime Holdings Inc., a Marshall Islands corporation, (the “Company”), Navios Maritime Finance (US) Inc., a Delaware corporation (together with the Company, the “Co-Issuers”), the Guarantors (as defined in the Indenture referred to herein) and Wells Fargo Bank, National Association, as trustee (or its permitted successor) under the Indenture referred to below (the “Trustee”) and as collateral trustee (or its permitted successor) under the Indenture referred to below (the “Collateral Trustee”). All capitalized terms not defined herein shall have the meanings ascribed to them in the Indenture (as defined below).

WITNESSETH

WHEREAS, the Co-Issuers and the Guarantors have heretofore executed and delivered to the Trustee an indenture (as amended and supplemented, the “Indenture”), dated as of November 2, 2009 providing for the issuance of 8 7/8% First Priority Ship Mortgage Notes due 2017 (the “Notes”);

WHEREAS, Section 9.01(7) of the Indenture provides, among other things, that the Co-Issuers, the Guarantors, the Trustee and the Collateral Trustee, as applicable, may amend, waive, supplement or otherwise modify the Indenture, the Notes, the Note Guarantees, any Security Document or any other agreement or instrument entered into in connection with the Indenture without notice to or consent of any Holder of a Note to provide for the issuance of Additional Notes in accordance with the terms of the Indenture; and

WHEREAS, pursuant to Section 9.01 of the Indenture, the Trustee and the Collateral Trustee are authorized to execute and deliver this Tenth Supplemental Indenture.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Co-Issuers, the Guarantors, the Trustee and the Collateral Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

1. CAPITALIZED TERMS. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

2. ADDITIONAL NOTES. On or after the date hereof, the Co-Issuers shall issue $88,000,000 in aggregate principal amount of Additional Notes which shall be considered Notes for all purposes under the Indenture. The Additional Notes and the Trustee’s certificate of authentication shall be substantially in the form included in the Indenture. For the avoidance of doubt, it is hereby confirmed and acknowledged that the Parallel Debt (as defined in Section 11.13 of the Indenture) includes an amount equal to any and all sums of money from time to time due by the Co-Issuers or any Guarantor in accordance with the terms of the Additional Notes.

3. RATIFICATION. Except as expressly amended by this Tenth Supplemental Indenture, each provision of the Indenture (including any pledge or grant of security interests, mortgages or other liens on the Co-Issuers’ and Guarantors’ assets, including, without limitation, the grant of the security interest and lien on the Co-Issuers in all of their right, title and interest in the Collateral, as security for the obligations under the Indenture and the Notes as described therein) shall remain in full force and effect, and the Indenture is in all respects agreed to, ratified and confirmed by each of the Co-Issuers, the Guarantors, the Trustee, Collateral Agent, Registrar and Paying Agent.

4. NEW YORK LAW TO GOVERN. THIS TENTH SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO CONFLICTS OF LAW PRINCIPLES TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

5. COUNTERPARTS. The parties may sign any number of copies of this Tenth Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

6. EFFECT OF HEADINGS. The Section headings herein are for convenience only and shall not affect the construction hereof.

7. THE TRUSTEE. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Tenth Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Guarantors and the Co-Issuers.

IN WITNESS WHEREOF, the parties hereto have caused this Tenth Supplemental Indenture to be duly executed and attested, all as of the date first above written.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Vasiliki Papaefthymiou
Name: Vasiliki Papaefthymiou
Title: Executive Vice President, Legal

NAVIOS MARITIME FINANCE (US) INC.

By:	/s/ Vasiliki Papaefthymiou
Name: Vasiliki Papaefthymiou
Title: President

[Signature Page to Tenth Supplemental Indenture]

ACHILLES SHIPPING CORPORATION

AEGEAN SHIPPING CORPORATION

ANEMOS MARITIME HOLDINGS INC.

APOLLON SHIPPING CORPORATION

AQUIS MARINE CORP.

ARAMIS NAVIGATION INC.

ARC SHIPPING CORPORATION

ASTRA MARITIME CORPORATION

BEAUFIKS SHIPPING CORPORATION

CINTHARA SHIPPING LTD.

CORSAIR SHIPPING LTD.

DUCALE MARINE INC.

FAITH MARINE LTD.

GINGER SERVICES CO.

HERAKLES SHIPPING CORPORATION

HESTIA SHIPPING LTD.

HIGHBIRD MANAGEMENT INC.

HIOS SHIPPING CORPORATION

HORIZON SHIPPING ENTERPRISES CORPORATION

IONIAN SHIPPING CORPORATION

KLEIMAR N.V.

KYPROS SHIPPING CORPORATION

MAGELLAN SHIPPING CORPORATION

MANDORA SHIPPING LTD

MAUVE INTERNATIONAL S.A.

MERCATOR SHIPPING CORPORATION

MERIDIAN SHIPPING ENTERPRISES INC.

NAV HOLDINGS LIMITED

NAVIOS CORPORATION

NAVIOS HANDYBULK INC.

NAVIOS INTERNATIONAL INC.

NAVIOS MARITIME FINANCE II (US) INC.

NAVIOS SHIPMANAGEMENT INC.

NOSTOS SHIPMANAGEMENT CORP.

PHAROS NAVIGATION S.A.

PORTOROSA MARINE CORP.

PRIMAVERA SHIPPING CORPORATION

PUEBLO HOLDINGS LTD

QUENA SHIPMANAGEMENT INC.

RAWLIN SERVICES COMPANY

RED ROSE SHIPPING CORP.

RHEIA ASSOCIATES CO.

ROWBOAT MARINE INC.

RUMER HOLDING LTD.

SERENITY SHIPPING ENTERPRISES INC.

SHIKHAR VENTURES S.A.

SIZZLING VENTURES INC.

SOLANGE SHIPPING LTD.

STAR MARITIME ENTERPRISES CORPORATION

TAHARQA SPIRIT CORP.

TULSI SHIPMANAGEMENT CO.

VECTOR SHIPPING CORPORATION

WHITE NARCISSUS MARINE S.A.

As Guarantors

By:	/s/ Vasiliki Papaefthymiou
Name: Vasiliki Papaefthymiou
Title: Director and Authorized Officer

[Signature Page to Tenth Supplemental Indenture]

KLEIMAR LTD., as Guarantor

By:	/s/ George Akhniotis
Name:George Akhniotis
Title:Secretary and Director

NAVIMAX CORPORATION, as Guarantor

By:	/s/ Shunji Sasada
Name: Shunji Sasada
Title: President

NAVIOS TANKERS MANAGEMENT INC., as Guarantor

By:	/s/ Alexandros Laios
Name: Alexandros Laios
Title: Secretary/Director

[Signature Page to Tenth Supplemental Indenture]

WELLS FARGO BANK, NATIONAL ASSOCIATION, as Trustee

By:	/s/ Yana Kislenko
Name: Yana Kislenko
Title: Vice President

WELLS FARGO BANK, NATIONAL ASSOCIATION, as Collateral Trustee

By:	/s/ Yana Kislenko
Name: Yana Kislenko
Title:Vice President

[Signature Page to Tenth Supplemental Indenture]